KAIVAL BRANDS INNOVATIONS GROUP, Inc.

4460 Old Dixie Highway

Grant-Valkaria, Florida 32949

January 11, 2024

VIA EDGAR

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Alyssa Wall

Re:	Kaival Brands Innovations Group, Inc.
Registration Statement on Form S-1/A File No. 333-275653 Filed December 12, 2023

Dear Ms. Wall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kaival Brands Innovations Group, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. on Friday, January 12, 2024 (the “Effective Time”). The Company hereby grants to Lawrence A. Rosenbloom, Esq. of Ellenoff Grossman & Schole LLP the authority to communicate to the staff of the U.S. Securities and Exchange Commission one or more requests for any potential deferral of the Effective Time.

Very truly yours,

/s/ Barry M. Hopkins
Barry M. Hopkins
Executive Chairman and Interim Chief Executive Officer and President